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CUSIP No. 238173-10-8	Page 10 of 29 Pages

Acquisitor Plc
190 The Strand
London WC2R 1JN
England

April 24, 2001

David A. Derby
Chairman, President and Chief Executive Officer
Datron Systems Incorporated
3030 Enterprise Court
Vista, California 92083-8347

Dear David:

Further to our discussions in New York on February 12, 2001, I am writing to outline the reasoning behind our request to have two persons designated by Acquisitor appointed to the Board of Directors of Datron Systems Incorporated ("Datron" or the "Company").

Our reasons for seeking Board representation are set out below; our ultimate objective is to enhance shareholder value.

1.	Company Review

1.1.	Poor Operating Results

As you yourself agreed during our meetings, Datron has, unfortunately, had an inconsistent and disappointing operating history.

Since completing the Transco Products acquisition during the first quarter of 1991 the Company's operating performance has deteriorated substantially. The Company generated Revenues in the aggregate of $612.43 million, Pre-Tax Profits in the aggregate of $12.44 million  (Pre-Tax Margin of 2.0%) and Net Income in the aggregate of $6.23 million (Net Margin of 1.0%). During the same period, the Company generated an average Return on Equity of 2.5% and an average Return on Assets of 2.0%.

On an absolute basis these figures are disappointing; but on a relative basis they are disastrous.

The attached spreadsheet, marked Appendix "A," clearly displays the poor absolute operating performance over the past 16 fiscal years, whilst Appendices  "C," "E" and "F" highlight the significant under-performance of the Company relative to its peer group over the past ten fiscal years.

CUSIP No. 238173-10-8	Page 11 of 29 Pages

David A. Derby Chairman, President and Chief Executive Officer Datron Systems Incorporated April 24, 2001 Page 2

The Company has generated choppy and unpredictable operating results; as a result, since completing the Transco acquisition Datron's Revenues have grown at a paltry average annual rate of 0.2% (from $59.62 million in 1991 to $61.89 million in 2000).

What is probably more disturbing for shareholders is the fact that since 1991 when the Transco purchase was completed, both EBIT and Net Margins have collapsed to an average rate of 2.6% and 1.0%, respectively, from 1991 to 2000, from an average of 13.4% and 8.2%, respectively, between 1985 and 1990.

Conclusion

Our conclusion is that, whether due to the lack of a cohesive strategic plan or whether due to failed execution, Datron has failed to generate "consistent" or  "acceptable" results at any level of its Income Statement.

Further, it is obvious that acquisitions have not contributed to the bottom line, and worse still, that unproductive businesses have not been divested or shut down.

1.2.	Poor Stock Performance

Since stock price performance is closely correlated to operating results; it is not, therefore, difficult to understand why Datron's stock has performed so poorly.  (See Appendix E)

Datron's stock was recently trading at $9.95. Since going public in 1985 at $8.875 per share, the total return to Datron's shareholders is 12.1%, which represents a compounded return of 0.7% per annum. (See Appendix A)

Data derived from the Company's proxies through fiscal year-end 2000 reflect the same dismal picture (See Appendix C). Not only is the Company's return less than for its peer group - CRSP Index NASDAQ - Communications Equipment Companies -- it is also less than an investor would have earned on a pass book savings account, let alone the risk free investment in US Treasury Bonds. (See Appendix D.  Also, see Appendix F for a comparison of Datron's stock price versus the S&P 500.)

Conclusion

The poor operating performance and stock performance of the Company are the Board's responsibility.  That being the case, I am afraid the question should not be, why should Acquisitor, the Company's largest shareholder, have Board representation but rather, "Why should the current Board remain in place given the Company's appalling record?"

CUSIP No. 238173-10-8	Page 12 of 29 Pages

David A. Derby Chairman, President and Chief Executive Officer Datron Systems Incorporated April 24, 2001 Page 3

1.3.	Minimal Insider Ownership

Minimal insider ownership reflects poorly on insiders' confidence in the Company's future. Other than the 64,358 shares, representing approximately 2.3% of the Company's outstanding shares of Common Stock as of January 24, 2001, that you personally own, Directors of the Company own, according to the Company's proxy dated July 6, 2000, a total of 39,500 shares, representing approximately 1.4% of the Company's outstanding Common Stock.

We would hope that the interests of any independent Directors were completely aligned with those of all shareholders, that they were motivated by more than charity and believed in the future of the Company. However, if this is the case, it is certainly not reflected in the current Directors' ownership of Datron stock.

1.4.	Failure to Use the Stock Repurchase/Buyback Program

The Company's most recent stock repurchase program has been in place since July, 1999. Since announcing this stock repurchase program, the Company has not purchased a single share of stock. During the period from November 9, 2000 to date, Acquisitor has been able to purchase 380,700 shares in the open market an average price of $11.94 per share.

It strikes us as very unfortunate that the Company has not availed itself of the opportunity to buy stock in the open market; especially since at its recent price of $9.95 per share, Datron's stock is trading below its tangible Book Value of  $11.14 per share (based on the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2000).  With $5.9 million in cash and cash equivalents on hand at December 31, 2000, the Company certainly had sufficient liquidity to buy stock.

We find management's decision not to repurchase stock under the plan all the more confusing and illogical, as, according to the Form 4 you filed with the SEC on February 7, 2001 the Company recently purchased 11,408 shares of Common Stock at $14.38 per share from you in a private transaction.

Management's actions are even more puzzling if you consider the fact that between July 1999 and today, Datron's stock has traded as low as $5.10 per share.

CUSIP No. 238173-10-8	Page 13 of 29 Pages

David A. Derby Chairman, President and Chief Executive Officer Datron Systems Incorporated April 24, 2001 Page 4

2.	Management Compensation and Entrenchment

2.1.	Excessive Executive Compensation

During the 1985 to 1990 period your aggregate compensation (excluding stock options) averaged 7.0% of the Company's Pre-Tax Profits.  We are horrified to note that for the 1991 to 2000 period it has since exploded to an average 25.6% of the Company's Pre-Tax Profits.

The latest display of apparent disregard for the Company's shareholders would appear to be your 2000 compensation; in 2000 your total cash compensation amounted to some $438,000 or 10.7% of the Company's Pre-Tax Income. How does the Compensation Committee reconcile the amount of compensation you received in 1999 and 2000 with prior years and the Company's operating results? It would appear that any relationship between results and compensation has been thrown out by the Board along with reasonable and consistent returns to shareholders.

2.2.	Employment Contracts

We are strong believers in the principle that in business, as in life, people should be rewarded based upon performance. Awarding employment contracts in an environment of under-performance runs counter to our view, and is reflective of entrenchment of personnel who appear not to be judged and rewarded based upon results.

In this connection we have strong reservations about the Severance Agreement dated August 17, 1998, which gives Mr. William L. Stephan twelve months salary and benefits for involuntary termination. Such contracts do nothing to promote the interests of shareholders and serves only to entrench management.  Similarly, we believe that your employment agreement, which gives you three years of salary in the event of:

(a)	a termination by the Company of your employment other than (i) upon a material act of dishonesty in connection with your employment or (ii) upon your death or permanent disability or

(b)	any termination of employment, even by you, in connection with a change of control,

does not align your interests with those of shareholders.

CUSIP No. 238173-10-8	Page 14 of 29 Pages

David A. Derby Chairman, President and Chief Executive Officer Datron Systems Incorporated April 24, 2001 Page 5

2.3.	Insider Loans

We find the practice of the Company providing Loans to key employees to buy stock in the Company to be invidious and suggest that this practice be halted forthwith. Insider loans are nothing other than a hidden and tax advantaged form of compensation and a further expense to the Company and its shareholders.

3.	Corporate Governance

We consider the question of corporate governance equally as important as the Company's operating and stock price performance.

In our opinion, the Company's Corporate Governance practices are decidedly shareholder "Unfriendly"!

As the Company's largest shareholder, we would like to make the Board plainly aware that, at the next shareholder meeting, we will be proposing changes to the Company's unfriendly, and in our opinion, self-serving corporate governance practices.

3.1.	Poison Pill

Given the Company's poor operating and stock market performance, we fail to see why the Company continues to retain a poison pill. We will be proposing that the poison pill be removed as, in our opinion, it serves no constructive purpose.

3.2.	Special Meetings of Shareholders

We believe that shareholders, as owners of a company, should be able to call special meetings of shareholders. The Certificate of Incorporation and By-laws do not permit shareholders to call special meetings of shareholders. We would like to have the Certificate of Incorporation and By-Laws amended to permit shareholders holding 10% to call a special meeting of shareholders.

4.	Shareholder Representation

4.1.	Successful Companies are Run by Owners not Managers

The lack of performance at Datron can, in our opinion, easily be explained. The Company shows all the characteristics of a company managed and run by disaffected managers rather than highly motivated and focused owners. In reviewing the past performance, we, unfortunately, conclude that from the top down, there is little or no interest in the Company's stock. Even today, with the stock selling below Tangible Book Value, there appears to be little or no interest on the part of management or the Company's Board to utilize excess cash to repurchase stock in the Company. And yet here we are, wasting valuable time debating the merit of Acquisitor, the Company's largest shareholder, being represented on the Board.

CUSIP No. 238173-10-8	Page 15 of 29 Pages

David A. Derby Chairman, President and Chief Executive Officer Datron Systems Incorporated April 24, 2001 Page 6

5.	Conclusion

5.1.	Is Acquisitor Motivated to Increase Shareholder Value?

At the risk of stating the obvious, we would remind the Board that we own more than twice as much stock as the Board combined. It might not, therefore, be too great a stretch of the imagination to conclude that we are also possibly at least as motivated, if not twice as motivated, as the current Board to see the Company and its shareholders prosper. There is nothing like economic exposure and risk to focus the mind.

As the Company's largest shareholder, we have one objective, namely, to optimize shareholder value. In our opinion, this objective is completely aligned with the interests of all parties to the Company, shareholders, employees, customers and suppliers.

5.2.	Review of Strategic Alternatives

In our view, a Review of the Company's Strategic Alternatives resulting in "Action" is long overdue.

In the past year the Company has rejected at least one takeover/merger approach from Radyne ComStream Inc. (RADN ~ NASDAQ ~ $7.15).

Radyne's expression of interest was at a price substantially above the current market price, but despite the fact that it would have rewarded shareholders handsomely their approach ultimately came to naught. Did the Company represent shareholders' best interests and form a special committee of independent Directors to negotiate a potential transaction, or did you handle the approach yourself? If the Board did form such a committee, why was Radyne so publicly rebuffed without any mention of the formation of an independent committee?  Why should the shareholders believe that management can generate better returns to shareholders than Radyne's offer?

CUSIP No. 238173-10-8	Page 16 of 29 Pages

David A. Derby Chairman, President and Chief Executive Officer Datron Systems Incorporated April 24, 2001 Page 7

As I mentioned in New York, if the Company is unable to generate a return on Capital in excess of the risk free return on US Government Bonds then maybe management should be changed and/or the Company should be sold.

5.3.	Acquisitor's Board have a Proven Track Record of Generating Shareholder Value

The members of Acquisitor's Board have, individually and collectively, a proven record of generating shareholder value. This record is reflected in our recently reported results, a copy of which I attach, as Appendix G, for your perusal. Given Datron's poor operating and stock market performance, we believe that we can bring a wealth of experience to the Board that will result in an objective review of strategic alternatives, which in turn will result in a specific and simple plan to increase shareholder value.

In summary, the Company's poor operating performance over the short and long term, atrocious stock price performance, self-dealing and lack of accountability to shareholders lead us to the conclusion that shareholders of the Company would be best served by a Board that represents their interests, as well as those of insiders.

Sincerely,

Duncan Soukup
Managing Director
Acquisitor plc

cc Christopher Mills, J O Hambro

Encl.

CUSIP No. 238173-10-8	Page 17 of 29 Pages
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Appendix A

Datron Systems, Inc.					Ticker: DTSI
DETAILED ANNUAL HISTORIC RESULTS
(Thousands of U.S. Dollars)

12 Months Ending	Totals 91'-00'	Totals 85'-00'	03/31/00	03/31/99	03/31/98	03/31/97	03/31/96	03/31/95	03/31/94	03/31/93	03/31/92	03/31/91	03/31/90	3/31/89	3/31/88	3/31/87	3/31/86	3/31/85

Total Revenue	612,433	789,662	61,887	59,084	54,628	53,269	61,165	70,033	65,636	54,104	73,010	59,617	45,205	37,178	32,297	22,489	21,679	18,381
Growth Rate			4.7%	8.2%	2.6%	-12.9%	-12.7%	6.7%	21.3%	-25.9%	22.5%	31.9%	21.6%	15.1%	43.6%	3.7%	17.9%

Gross Profit	181,487	245,383	19,051	18,760	11,367	15,349	18,213	22,373	20,545	14,675	22,580	18,574	16,386	14,096	11,440	8,073	8,203	5,698
Gross Margin	29.6%	31.1%	30.8%	31.8%	20.8%	28.8%	29.8%	31.9%	31.3%	27.1%	30.9%	31.2%	36.2%	37.9%	35.4%	35.9%	37.8%	31.0%

Sell./Gen./Admin.	133,550	173,760	12,100	12,610	12,179	11,770	15,101	14,111	13,366	14,401	15,630	12,282	9,623	8,582	7,802	5,562	5,033	3,608
Research/Development	17,812	17,812	3,960	3,269	1,987	2,432	3,280	1,768	1,116	-	-	-	-	-	-	-	-	-
Restructuring/Nonrecur. Chrg	14,171	14,171	-	-	-	-	1,421	-	-	11,250	-	1,500	-	-	-	-	-	-
Total Expenses	596,479	750,022	58,896	56,203	57,427	52,122	62,754	63,539	59,573	65,080	66,060	54,825	38,442	31,664	28,659	19,978	18,509	16,291

EBIT	15,954	39,640	2,991	2,881	(2,799)	1,147	(1,589)	6,494	6,063	(10,976)	6,950	4,792	6,763	5,514	3,638	2,511	3,170	2,090
EBIT Margin	2.6%	5.0%	4.8%	4.9%	-5.1%	2.2%	-2.6%	9.3%	9.2%	-20.3%	9.5%	8.0%	15.0%	14.8%	11.3%	11.2%	14.6%	11.4%
D/A	23,966	29,154	1,924	2,301	2,513	2,953	3,317	2,366	1,981	2,439	2,316	1,856	1,334	1,030	950	729	614	531

EBITDA	39,920	68,794	4,915	5,182	(286)	4,100	1,728	8,860	8,044	(8,537)	9,266	6,648	8,097	6,544	4,588	3,240	3,784	2,621
EBITDA Margin	6.5%	8.7%	7.9%	8.8%	-0.5%	7.7%	2.8%	12.7%	12.3%	-15.8%	12.7%	11.2%	17.9%	17.6%	14.2%	14.4%	17.5%	14.3%

Profit Before Taxes	12,438	35,948	4,097	2,833	(4,298)	548	(2,061)	6,302	7,527	(11,987)	5,655	3,822	6,495	5,626	3,376	2,379	3,120	2,514
Pre Tax Margin	2.0%	4.6%	6.6%	4.8%	-7.9%	1.0%	-3.4%	9.0%	11.5%	-22.2%	7.7%	6.4%	14.4%	15.1%	10.5%	10.6%	14.4%	13.7%
Net Profit	6,229	20,819	2,504	1,702	(3,163)	268	(1,241)	3,920	4,844	(8,367)	3,456	2,306	4,232	3,473	2,278	1,382	1,776	1,449
Net Margin	1.0%	2.6%	4.0%	2.9%	-5.8%	0.5%	-2.0%	5.6%	7.4%	-15.5%	4.7%	3.9%	9.4%	9.3%	7.1%	6.1%	8.2%	7.9%

Pri/Bas EPS Ex. XOrd			0.93	0.63	(1.19)	0.10	(0.48)	1.51	1.94	(3.32)	1.32	0.87	1.45	1.15	0.82	0.51	0.68	0.66

Diluted Average Shares			2,727	2,688	2,670	2,676	2,591	2,600	2,503	2,521	2,616	2,651	2,924	3,005	2,780	2,729	2,610	2,201

Diluted EPS Excl XOrd			0.92	0.63	(1.19)	0.10	(0.48)	1.51	1.94	(3.32)	1.32	0.87	1.45	1.15	0.82	0.51	0.68	0.66
Growth rate			45.0%	-153.4%	-1285.0%	-120.9%	-131.8%	-22.1%	-158.3%	-351.2%	51.8%	-39.9%	25.8%	40.2%	60.8%	-25.0%	3.0%

Diluted EPS Incl XOrd			0.92	0.63	(1.19)	0.10	(0.48)	1.51	2.10	(3.32)	1.32	0.87	1.45	1.15	0.82	0.51	0.68	0.66

*ROA			4.6%	3.5%	-6.2%	0.5%	-2.1%	7.0%	9.8%	-15.6%	5.9%	4.2%	10.1%	8.3%	6.8%	4.5%	6.5%	6.0%
*ROE			7.3%	5.4%	-10.7%	0.8%	-3.9%	11.9%	16.9%	-36.3%	11.1%	8.5%	16.0%	13.8%	12.0%	8.8%	12.0%	11.9%

DAVID DERBY COMPENSATION TABLE
President and CEO

12 Months Ending	Totals 91'-00'	Totals 85'-00'	03/31/00	03/31/99	03/31/98	03/31/97	03/31/96	03/31/95	03/31/94	03/31/93	03/31/92	03/31/91	03/31/90	3/31/89	3/31/88	3/31/87	3/31/86	3/31/85

**Total Cash Compensation	3,179	4,832	438	334	262	274	252	386	544	213	262	214	409	382	278	183	224	178
% of Profit Before Tax	25.6%	13.4%	10.7%	11.8%	-6.1%	50.0%	-12.2%	6.1%	7.2%	-1.8%	4.6%	5.6%	6.3%	6.8%	8.2%	7.7%	7.2%	7.1%

SUMMARY 1985-2000						SUMMARY 1991-2000							SUMMARY 1985-1990
Average Annual Revenue Growth Rate				8.4%		Average Annual Revenue Growth Rate					0.2%		Average Annual Revenue Growth Rate					19.7%
Average Annual EPS Growth Rate:				2.6%		Average Annual EPS Growth Rate:					0.6%		Average Annual EPS Growth Rate:					17.0%
***Average Annual Stk Price Growth Rate				0.7%		***Average Annual Stk Price Growth Rate					-0.3%		***Average Annual Stk Price Growth Rate					1.9%
Avg ROA				3.4%		Avg ROA					2.0%		Avg ROA					7.0%
Avg ROE				5.4%		Avg ROE					2.5%		Avg ROE					12.4%
Total Profit b/f tax				35,948		Total Profit b/f tax					12,438		Total Profit b/f tax					23,510
Total Derby Cash Comp				4,832		Total Derby Cash Comp					3,179		Total Derby Cash Comp					1,653
Ttl Derby Comp/Ttl Profit Before Tax				13.4%		Ttl Derby Comp/Ttl Profit Before Tax					25.6%		Ttl Derby Comp/Ttl Profit Before Tax					7.0%

*ROA derived from net income/total assets, ROE derived from net income/total equity
**Ttl CEO compensation excludes options
***Assuming current stock price of $9.95, IPO @ $8.875 in 3/85						***Assuming current stock price of $9.95, stk price $10.25 on 3/28/91							***Assuming 3/29/90 stock price $9.75, IPO @ $8.875 in 3/85

CUSIP No. 238173-10-8	Page 18 of 29 Pages
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Appendix B

Datron Systems, Inc.					Ticker: DTSI
ACQUISITIONS OF BUSINESSES TABLE
FY85 - FY00

12 Months Ending	Totals 85'-00'	03/31/00	03/31/99	03/31/98	03/31/97	03/31/96	03/31/95	03/31/94	03/31/93	03/31/92	03/31/91	03/31/90	3/31/89	3/31/88	3/31/87	3/31/86	3/31/85
Cash	$14,803,006	-	-	-	-	-	$75,006	-	-	-	$9,651,000	-	$3,229,000	-	-	$1,848,000	-
Stock (shrs)	$490,033	-	-	-	-	-	20,689	-	-	-	-	-	265,857		70,385	133,102	-
Ttl Stock Value	$4,112,994	-	-	-	-	-	$174,994	-	-	-	-	-	$2,672,000	-	$500,000	$766,000	-
Total Purchase Price	$18,916,000	-	-	-	-	-	$250,000(1)	-	-	-	$9,651,000(2)	-	$5,901,000(3)	-	$500,000(4)	$2,614,000(5)	-

Source:							1996 10k				1991 10k		1988 10K		1986 10K	1986 10K
							pg 50,53				pg 42-43		pg 15-16		pg 14-16	pg 14-16
							see note 5				see note 1		see note 1		see note 3	see note 3

1.	Acquired International Imaging Systems, Pro forma results not available
2.	Acquisition of Transco Products for cash plus warrants to purchase 175,000 shares at $10.25 per share Based on pro forma results, generated ~$24.1m in Rev's in FY90
3.	Installment 3 of the TWC acquisition
4.	Installement 2 of the acq of TWC. In March, DTSI recognized certain NOL's and tax credits due to the TWC acquisition (which totalled ~ $430,000)
5.	10/31/85, DTSI acq TWC, The purchase was made in 3 installments. TWC generated ~ $4.1m in Rev's in FY85 based on pro forma results

CUSIP No. 238173-10-8	Page 19 of 29 Pages
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Appendix C Ticker:  DTSI

Datron Systems, Inc.
COMPARATIVE STOCK PERFORMANCE
3/31/90 - 3/31/00
Sources:  2000 Proxy pg 8, 1995 Proxy, pg 13
10 years, 10 periods

Set forth below is a table which illustrates for the purpose of comparison the percentage change in the cumulative total stockholder return on the Company's Common Stock from March 31, 1990 through March 31, 2000 with the percentage change in the cumulative total return over the same period on the CRSP Index for the NASDAQ Stock Market - U.S. Companies, and the CRSP Index for the NASDAQ Stock Market - Communications Equipment Companies.  This table assumes an initial investment of $100 in each of the Company's Common Stock, the CRSP Index for the NASDAQ Stock Market - U.S. Companies and the CRSP Index for the NASDAQ Stock Market - Communications Equipment Companies on March 31, 1990 and that all dividends, if any, were reinvested.  Results for 1996-2000 are based on 1995 ending results as a baseline for going forward returns.

	03/31/90	03/31/91	03/31/92	03/31/93	03/31/94	03/31/95	03/31/96	03/31/97	03/31/98	03/31/99	03/31/00
Datron Systems	$ 100	$ 105	$ 87	$ 48	$ 98	$ 121	$ 121	$ 93	$ 85	$ 64	$ 122
CRSP Index Nasdaq - U.S. Companies	$ 100	$ 114	$ 146	$ 167	$ 181	$ 201	$ 273	$ 30	$ 460	$ 621	$ 1,154
CRSP Index Nasdaq - Commmunications Equipment Companies	$ 100	$ 95	$ 110	$ 141	$ 191	$ 255	$ 372	$ 339	$ 444	$ 520	$ 2,007

		10 Year
		Compounded
		Annualized
	Total Return	Return
Datron Systems	22.2%	2.0%
CRSP Index Nasdaq - U.S. Companies	1053.7%	27.7%
CRSP Index Nasdaq - Commmunications Equipment Companies	1906.9%	35.0%

CUSIP No. 238173-10-8	Page 20 of 29 Pages

Appendix D 1-Year Treasury Bond Return Rates Averages of Business Days Source: H.15 Release -- Federal Reserve Board of Governors Assuming constant reinvestment

Date	Period	% Yield
3/85	1	9.86%
3/86	2	7.03%
3/87	3	6.03%
3/88	4	6.71%
3/89	5	9.57%
3/90	6	8.35%
3/91	7	6.40%
3/92	8	4.63%
3/93	9	3.33%
3/94	10	4.32%
3/95	11	6.43%
3/96	12	5.34%
3/97	13	5.80%
3/98	14	5.39%
3/99	15	4.78%

*Compounded Annualized Return Rate 3/85 - 3/00 6.2%

**Compounded Annualized Return Rate 3/90 - 3/00 5.4%

* Assuming principle invested in 3/85, reinvested annually and sold 3/00, 15 yrs
**Assuming principle invested in 3/90, reinvested annually and sold 3/00 10 yrs

CUSIP No. 238173-10-8	Page 21 of 29 Pages
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Appendix E Datron Systems, Inc.

30
25
20
15
10
5
0
IPO @
$8.875 per
3/29/90 closing
stock price $9.75
per share
3/28/91
closing stock
price $10.25
85
86
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01

CUSIP No. 238173-10-8	Page 22 of 29 Pages
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Appendix F Datron Systems, Inc. DTSI vs. S&P 500

SP500
+800%
+700%
+600%
+500%
+400%
+300%
+200%
+100%
+0%
-100%
85
86
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01

CUSIP No. 238173-10-8	Page 23 of 29 Pages

Appendix G

Announcement Details
Company	Acquisitor PLC
TIDM	ACQ
Headline	Final Results
Released	08:37 26 Feb 2001
RNS Number	4831Z
Full Announcement Text

RNS Number:4831Z
Acquisitor PLC
26 February 2001

ACQUISITOR PLC (ACQ.L)
PRELIMINARY RESULTS

Acquisitor plc ("Acquisitor"), which aims to achieve a high rate ofcapital growth for its shareholders by acquiring significantholdings in companies which the Directors consider to be undervalued, announces its Preliminary Results for the period ended 30 September 2000.

  Net assets as at 30 September 2000 of £10.7 million - equivalent to 375p per share
  Restated NAV, to reflect prevailing market value of the investment held at 30 September 2000, of £10.9 million equivalent to 381p per share
  Pre-tax profits of £1.7 million
  Stakes taken in 5 companies
Enquiries:

Acquisitor plc	001 212 599 5077
Duncan Soukup	07703 566 937
dsoukup@acquisitor.com

Teather & Greenwood Limited
Russell Cook	020 7426 9000

CUSIP No. 238173-10-8	Page 24 of 29 Pages

CHAIRMAN'S STATEMENT

Introduction

It is with great pleasure that I can inform you that the favorable trend previously reported in the results for the period ended 30 June 2000 have continued through our first financial year ending 30 September 2000. These excellent results achieved in a difficult market environment are a result of the Company's investment philosophy of investing in businesses whose stock price does not reflect your Board's view of their private market value.

Financial Highlights

For the eight and a half month period ending 30 September 2000, the Company reported pre-tax profits of £1,711,845 a return on capital of 18.0%.

Net assets at 30 September 2000 were £10,721,255 (£3.75 per share), an increase of 12.5% from the Company's net worth of £9,527,046 (£3.33 per share) at the commencement of operations on January 10th, 2000.

I would like to emphasise that this result was achieved in a year when the NASDAQ Composite Index registered its worst ever annual performance, falling in excess of 39% through December 2000.

Acquisitions

During the period under review, Acquisitor made 5 acquisitions.  Of these, 4 were sold, all at a profit as either strategic acquirers or management made offers for the businesses, which, in your Board's opinion, exceeded our estimate of fair value.

The Company's accounts are prepared in accordance with UK GAAP and, therefore, are carried at cost until sold (unless there has been a permanent diminution of value in which case they are written down). However, I am pleased to report that at year-end all investments held had a market value greater than the Company's cost basis, and, if revalued, would have further increased net worth by approximately £230,000.

Outlook

Your management remains cautious towards general economic conditions in the new calendar year.  The US economy appears poised on the brink of a recession and it remains to be seen whether either the Federal Reserve with its recent aggressive rate cuts or the new administration with its equally aggressive tax cut plans can preserve the 'goldilocks economy'.

However, your management remains confident that we will continue to find opportunities as the market either fails to recognize or undervalues sound businesses that can continue to thrive under all except the most extreme politically and economically adverse conditions.

CUSIP No. 238173-10-8	Page 25 of 29 Pages

One of the results of the unusually high number of realized gains in the short financial year is that the Company has incurred a substantial UK tax liability. The Board remain committed to its long term investment strategy, however will continue to take advantage of realization opportunities should they arise.  It is also investigating ideas to mitigate future tax liabilities.

Summary and Conclusion

As noted above, your management remains cautious as to the general economic conditions, but remains confident that significant profit opportunities will continue to be available as 1) the best small companies with their ability to increase market share are to a certain degree immunized from the general economy 2) in a bearish market environment, stock valuations are normally reduced and therefore the underlying business becomes even more attractive for an acquisition vehicle such as Acquisitor and 3) our strong financial position and high liquidity at year-end means we are well placed to take advantage of opportunities as they occur.

It remains for me to thank our Board and executive directors for their continued efforts and our shareholders for their support without which none of our successes could have been achieved.

John S. Radziwill
Chairman

CUSIP No. 238173-10-8	Page 26 of 29 Pages

PROFIT AND LOSS ACCOUNT FOR THE PERIOD ENDED 30 SEPTEMBER 2000
	Note	£

INCOME FROM OPERATIONS		0

GROSS PROFIT		0

Administrative expenses		(698,910)

OPERATING LOSS		(698,910)

Profit on sale of fixed assets		2,009,167

Other interest receivable and similar income	3	401,588

PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	2	1,711,845

Tax on profit on ordinary activities	5	(513,553)

RETAINED PROFIT FOR THE PERIOD		£1,198,292

Earnings per share (pence)	6	41.9

Diluted earnings per share (pence)	6	40.5

The Company's income and expenses all relate to continuing operations. The company had no recognised gains and losses other than those included in the Profit and Loss account.

CUSIP No. 238173-10-8	Page 27 of 29 Pages

BALANCE SHEET AS AT 30 SEPTEMBER 2000
	2000
	Note	£	£

FIXED ASSETS
Investments	7		1,300,315

CURRENT ASSETS
Debtors	8	15,992
Cash at bank and in hand		10,509,462

		10,525,454

CREDITORS
Amounts falling due within one year	9	1,104,714

NET CURRENT ASSETS			9,420,740

TOTAL ASSETS LESS CURRENT LIABILITIES			£10,721,255

CASH FLOW STATEMENT FOR THE PERIOD ENDED 30 SEPTEMBER 2000

CAPITAL AND RESERVES (all equity)	11
Called-up share capital			2,857,145
Share premium account			6,665,818
Profit and loss account			1,198,292

			£10,721,255

CUSIP No. 238173-10-8	Page 28 of 29 Pages

	2000
	Note	£	£

Cash flow from operating activities	12		(123,579)

Returns on investments and servicing of finance

Interest received			331,985

Taxation
Income tax deducted at source		(162)

			(162)

Capital expenditure and financial investment

Purchase of investments		(7,923,685)
Proceeds on disposals of investments		8,632,337

			708,652

Cash inflow before use of liquid resources and financing			916,896

Financing
Issue of ordinary share capital		10,000,002
Share issue costs		(477,039)

			9,522,963

Increase in cash during the period	13		£10,439,859

CUSIP No. 238173-10-8	Page 29 of 29 Pages

NOTES

1.	EARNINGS PER SHARE

		£

	Profit for the period after taxation	1,198,292

	Weighted average number of shares issued for the period	2,857,145
	Effect of dilutive shares:
	Weighted average number of shares issuable
	under directors' bonus scheme	103,058

	Total number of shares	2,960,203

	Earnings per share (pence)	41.9

	Diluted earnings per share (pence)	40.5

The company commenced trading on 10 January 2000, the date that shares in the company were admitted to trading on the Alternative Investment Market of the London Stock Exchange plc.  The calculation of earnings per share has been calculated from this date.

2.  The financial information set out above does not constitute a statutory accounts within the meaning of Section 240 of the Companies Act 1985.  The financial statements for the period ended 30 September 2000 have been reported on by the Company's auditors, and will shortly after the AGM be delivered to the Registrar of Companies.  The audit report was not qualified and neither did it contain any statements under Section 237 (2) or (3) of the Companies Act 1985.

3.  The Report and Accounts will be posted to Shareholders shortly and will be available from the Company's registered office, Avery House, 52 Brook's Mews, London W1Y 1LE.

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